Exhibit 99.3

KPMG LLP

777 Dunsmuir Street

Vancouver, BC V7Y 1K3

Canada

Tel 604-691-3000

Fax 604-691-3031

www.kpmg.ca

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service NL

Northwest Territories Office of the Superintendent of Securities

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities, Nunavut

May 20, 2026

To whom it may concern:

Re: Notice of Change of Auditors of Equinox Gold Corp.

We have read the Notice of Equinox Gold Corp. dated May 20, 2026 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.